rklein@hgg.com

(212) 897-7883 (voice)
(212) 897-4982 (fax)

                                                              January 13, 2011

VIA EDGAR
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Gabriel Eckstein, Esq.

Re:	Sanomedics International Holdings, Inc. (“Sanomedics”) Amendment No. 1 to Registration Statement on Form 10; SEC Comment Letter dated November 24, 2010 SEC File No.: 000-54167

Gentlemen:

To facilitate the review of Amendment No. 1 to Sano’s Form 10 Registration Statement (the “Form 10”) as filed on this date, we are replying to the Staff’s above-referenced Comment Letter in the same order in which the comments were presented.  The page numbers cited herein refer to the marked copy of the Form 10 Amendment No. 1 enclosed herewith.

Overview, page – 1

1.	As requested, the discussion of the marketing of Sanomedics’ products on page 1 and throughout the Form 10 has been revised and clarified.

Organizational History, page – 2

2.
FINRA has advised us that on October 10, 2001, Pennaluna & Company, an Idaho broker-dealer, filed a 15c2-11 for the registrant (then, still an Idaho corporation) under its then name of Niagara Mining and Development (“NIMD”), but FINRA no longer has a copy.

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We contacted Pennaluna, and Ron Nicholas advised that (a) Pennaluna had made a market in NIMD stock on the Spokane Stock Exchange (closed in 1991) as early as the 1970s and (b) at that time NIMD’s President was Harold Damiano.  On December 16, 2010, I spoke with Mr. Damiano, advising him that NIMD does not appear on the EDGAR database.  He told me that during the 1970s NIMD had completed a public offering under the Regulation A exemption from the registration requirements of the '33 Act, in which it raised approximately $200,000 from common shares sold at $.10 each, and that thereafter it had filed periodic reports with the Commission for approximately three years, after which NIMD became inactive.  He also said that NIMD’s counsel during the reporting period was a solo practitioner who is now dead, so his files, and copies of the periodic reports NIMD filed, are not

3.
The 2004 and 2008 administrative dissolutions resulted from registrant’s failure to file the Idaho annual reports and to pay the related filing fees/franchise taxes.  The registrant’s existence was reinstated, retroactively, when the delinquencies were cured.

Acquisition of Sanomedics, page – 2

4.	The discussion of the Sano-Nevada acquisition here and on page 40 has been revised as requested.

5.
As discussed in Item 2 above, in the 1970s registrant apparently ceased being subject to the reporting requirements of the federal securities laws; and therefore neither it nor Belmont was required to make any of the ’34 Act filings cited by the Staff.

6.	We confirm that these Exhibits 2.1 and Exhibit 2.2 are the only agreements related to this transaction.

Safe Harbor for Forward-Looking Statements

7.	This section (formerly on page 4) has been eliminated since registrant is not now subject to the reporting requirements of Section 13(a) or 15(d).

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Raise Substantial Additional Capital, page – 4

8.
The Form 10 description has been revised to reconcile with the statements in Note 2 of the September 30, 2010 financials regarding the existence of substantial doubt about registrant’s ability to continue as a going concern.

9.
The Form 10 now states: “Mr. Sizer has advised us that, absent a debt or equity financing which we complete, he intends, through his affiliates, to provide additional loans to us of up to an additional $800,000 to provide us with sufficient cash for an additional 12 months at our current burn rate of approximately $65,000 per month.”  The liquidity discussion in the MD&A also has been revised accordingly (page 26).

Effect Strategic Acquisitions, page – 5

10.
This discussion has been clarified to discuss the types of products which fall within the criteria.  For example, Watermark LLC, a distributor and an affiliate of SOGE Sanomedics LLC, a 10% shareholder of the company, manufactures and sells a proprietary sleep apnea diagnostic device so registrant would be interested in acquiring sleep disorder products Watermark would be willing to distribute for registrant.

Increase Research and Development, page – 6

11.	As requested, this section now states the steps being taken to improve registrant’s second generation infrared thermometers.

12.
As requested, this section now clarifies that “professional and institutional human health care” markets refers to the physician’s offices, medical clinics, long-term care institutions and acute care hospitals; and “professional and institutional pet health care” refers to veterinary offices and clinics, animal hospitals, zoos and farms.

13.
As requested, this section now discusses the accuracy challenges that registrant’s first generation thermometers have not totally solved and the issues which its research and development efforts need to resolve in order to demonstrate to the professional and institutional markets that its second generation devices have extremely high levels of correlation with established temperature methods.

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General, page – 6

14.	We have deleted from the “Going Concern” Risk Factor on page 14 the reference to Sanomedics offering “services”.

Products, page – 6

15.	As requested, we have deleted from pages 6 and 7 any inappropriate “marketing” language and revised the product description.

Design and Manufacture, page – 7

16.	We have clarified that current inventory is sufficient to meet expected projected customer demand for Sanomedics’ current product models for the next six months.

Sales, Marketing and Advertising, page – 8

17.	We have added Hammacher.com as one of registrant’s Internet catalog retailers.

18.	We have clarified that registrant’s possible indemnification for damages arising from product liability claims and governmental recalls related to its products.

Regulatory Environment, page – 8

19.	The 510(k) assignments have been filed as Exhibits 99.1 and 99.2.

20.
We have eliminated the three (3) sentences at the end of the last paragraph on page 9 since registration has received no foreign approvals, making a discussion of foreign product recertifications irrelevant.  We have added discussions of (a) how registrant’s second generation products will require a new FDA 510(k) approval, depending on the product changes made, and (b) how the Quality Management System employed by its contract manufacturer in China must meet the FDA 21 CFR Part 820, and that its manufacturing facility is subject to periodic FDA audit.

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Patent and Proprietary Rights, page – 10

21.	As requested, this section now discusses registrant’s patent strategy.

22.
As requested, we have added an explanation why registrant has filed no patent applications outside the United States notwithstanding that it has granted foreign distribution rights to Watermark LLC, stating in part that foreign countries do not recognize “design” patents and the patents issued to registrant in the United States are all “design” patents.

23.	We have disclosed that all Sanomedics’ issued patents expire in May, June and August 2024.

Competition, page – 12

24.
We have already stated that competition for consumer non-contact infrared thermometers used on children and pets is intense and registrant competes based on price and design.  We have added that registrant’s limited cash and cash flow severely impact its marketing, and especially its ability to create awareness of the registrant and its brand.

25.
As requested, we have added an explanation that registrant’s professional products have very limited sales because this is a brand new market since no non-contact products have met standard thermometer accuracy levels and thus none have been commercially accepted.

Seasonality; Concentration, page – 12

26.	We have revised this section to clarify that Scar-Guard LLC, a reseller, is one of Sanomedics’ 10% customers and we have eliminated the reference to Mr. Andrews, who is its President.

Environmental Matters, page – 13

27.	The word “substantial” has been deleted.

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Research and Development, page – 13

28.
We have revised this section to state describe the improvement sought to be made in registrant’s next generation non-contact thermometers regarding higher accuracy as a result of better scanning and distance compensation and greater durability, and its need to hire qualified engineers to implement the electro-optics design, electronic circuitry and software design necessary for such next generation thermometers.

Employees, page – 13

29.
We have revised this section and the risk factor cited by the Staff on page 16 to state registrant’s need to hire qualified engineers to implement the electro-optics design, electronic circuitry and software design necessary for our next generation thermometers.

Item 1A:  Risk Factors, page – 13

30.	As requested, headings have been revised as requested by the Staff.

31.
This comment appears inapplicable inasmuch as the Form 10 became effective by operation of law 60 days after filing, and upon such effectiveness Sanomedics’ Common Stock became registered under Section 12(g) of the Exchange Act and Sanomedics and its Common Stock became subject to the Exchange Act provisions cited by the Staff.

32.
As requested, on page 20 we have added a Risk Factor, Management Could Terminate Employment, and Our Operations and Viability Would be Hurt, If We Cannot Fund the 2010 Bonuses Which Might Be Earned, which discusses the effect on Sanomedics’ net income if the named executive officers achieve their respective milestones under their employment agreements and on the registrant if it becomes obligated to pay their maximum cash bonuses.

Integrate Acquisitions, page – 15

33.
As requested, we have added to this Risk Factor a last sentence disclosing the risk of substantial dilution to shareholder equity ownership if registrant effects an acquisition and pays the purchase price in shares of its common stock.

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Management Actions, page – 20

34.
As requested, we have expanded this Risk Factor to disclose the board’s ability to accelerate the exercisability and termination of options as well as the payments on change of control, and noted the possibility of a precipitous decline in its stock price.

“Penny Stock”  – pages 20–22

35.	In the last sentence in the first paragraph on page 22, the reference to the American Stock Exchange has been changed to “NYSE Amex Equities.”

No Dividends

36.           We have deleted this Risk Factor which had appeared on page 23 as the last Risk Factor.

Critical Accounting Policies and Use of Estimates, page – 27
- Inventories, page – 28

37.
We have revised disclosure in Footnote 2 to the financial statements for the year ended December 31, 2009 and to the financial statements for the nine months ended September 30, 2010.  We also have revised the Critical Accounting Policies and Use of Estimates to include a discussion about inventory obsolescence.

Item 3: Properties, page – 29

38.	As requested, we have revised the base rent discussion.

Item 4: Securities Ownership, page – 29

39.	We have stated in footnote 1 that the table does not include preferred stock.

40.	In new footnote (2) we have identified Sean Heyniger as the individual having voting and/or dispositive power of the shares owned of record by SOGE Sanomedics LLC.

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41.	The word “generally” has been deleted from footnote (1) on page 29 and footnote 2 on page 30.

Item 5: Directors and Executive Officers, page – 31

42.	As requested, we have disclosed the attributes, etc. of Mr. Houlihan relating to his serving as a director.

43.	As requested, we have named the employers and specified the periods of employment of Mr. Sizer for the past five years.

Employment and Consulting Agreements, page – 34

44.
As requested, we have disclosed the 2010 bonus milestones of Messrs. Sizer, Houlihan, and O’Hara.  The Employment Agreement Amendments which established thier milestones have been filed as Exhibits 10.14, 10.15 and 10.16.

45.	There is no change necessary because a separation agreement with Mr. Shrivastava has not been entered into.

Outstanding Equity Awards at Fiscal Year-End, page – 36

46.	We have corrected the disclosure on page 29 in footnote 3 to state the correct option expiration date of January 5, 2014.

Item 9:  Market Price, page – 44

47.
We have added that under Rule 144, no restricted shares may be sold until, at the earliest, the registrant has been subject to, and complied with, the reporting requirements of federal securities laws for at least 12 months from the December 29, 2010 (60 days after filing, by operation of law) effective date of the Form 10 registration statement.

Item 10: Recent Sales of Unregistered, page – 45

48.	The 250,000 (not 25,000, a typo by the Staff) shares referenced on page F-3 were already disclosed on page 46 as having been issued in July 2009 to Belmont Partners.

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Item 11: Description of Registrant’s Securities, page – 47

49.	We have corrected the number of authorized shares of common stock to 250,000,000 shares, the amount stated in Article IV of Sanomedics’ Certificate of Incorporation, as amended.

Item 13: Financial Statements and Supplementary Data, page – 48

50.           The financials have been updated through September 30, 2010.

We have provided the updated financial statements and related disclosures for the nine months ended September 30, 2010 in accordance with Rule 8-08 of Regulation S-X.

Interim Financial Statements, page F – 1

51.	All comments affecting the annual audited financial statements and related footnotes have been conformed to the unaudited nine-month financials.

Independent Auditors’ Report, page F – 16

52.	The auditors’ report has been modified to include the conforming signature consistent with the guidance provided in Item 302(a) of Regulation S-T.

Consolidated Statement of Operations, page F – 18

53.	We have corrected the filing and financial statements to reflect that for financial statement purposes the registrant's inception was January 6, 2009.

Consolidated Statement of Changes in Stockholders’ Deficit, page F – 19

54.	We have corrected the Statement of Changes in Stockholders' Deficit to reflect an initial period beginning January 6, 2009.

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Note 2. Summary of Significant Accounting Policies, page F – 21
-Revenue Recognition, page F – 22

55.	As requested, the disclosures throughout the Form 10 on revenue recognition have been revised to be consistent with the criteria required by SAB Topic 14.

56.	Registrant does not recognize revenues at any other point in the sales cycle other than upon delivery, and the revised disclosures remove the uncertainty created in the original Form 10 filing.

57.
Registrant’s reseller agreements do not include any significant terms that should be disclosed.  Further, they do not contain any post shipment obligations, acceptance provisions (although they do allow returns of defective and unsold products) and price concessions.

-Income Taxes, pages F – 23

58.           The requested disclosures have been made.

-Basic and Diluted Net Loss Per Share, page F – 23

59.           The requested disclosures have been made.

Note 6. Notes Payable-Related Party, page F – 28

60.
Registrant has amended all its outstanding convertible notes and employment agreement to remove the variable conversion price and fix as the conversion price either $0.25 or $0.50, whichever was the price stated in the original note (and employment agreements) in the “lower of” calculation.  (The Amended Notes are filed as Exhibits 10.10, 10.11 and 10.12 (and the amendments to the Employment Agreements are filed as Exhibits 10.14, 10.15 and 10.16) to this Amendment No. 1.)  Both these fixed conversion prices are above the market value of the registrant’s stock, and thus there is no beneficial conversion feature for the following reasons:

1.	Registrant has had only minimal revenues (approximately $80,000) for the nine months ended September 30, 2010;

2.	It had a negative equity and negative working capital of approximately $1.8 million at September 30, 2010; and

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3.	It used a weighted average fair market value of $0.11 per share for its stock compensation for the year ended December 31, 2009.

Appropriate disclosures have been made throughout the Form 10.

Note 7. Equity, page F – 29
-Common Stock, page F – 29

61.           As requested, the requested disclosures have been made.

62.           As requested, the requested disclosures have been made.

Item 15: Financial Statements and Exhibits, page – 48

63.	Registrant’s Manufacturing Agreement with Rycom has been filed as Exhibit 10.13; however, we have redacted registrant’s purchase prices as set forth in Section 5(a) on page 3.

64.
Registrant has a Master Supply Agreement with Hammacher, which only pertains to how registrant will process those purchase orders Hammacher may submit.  Since Hammacher is not required to purchase any specific quantity of product pursuant to this Agreement, we believe this Agreement is not material and is not required to be filed.  A copy is supplementally enclosed.  We also refilled Mr. Sizer’s note as Exhibit 10.3

Registrant has a Reseller Agreement with Scar-Guard LLC, which Agreement likewise does not obligate Scar-Guard to purchase any product, and therefore we believe it also is not material and is not required to be filed.  A copy is supplementally enclosed.

65.	As requested, we have filed Mr. Houlihan’s deferred salary note, as amended, as Exhibit 10.12. We also re-filed Mr. Sizer’s deferred salary note, as amended, as Exhibit 10.11.

66.	As requested, we have filed as Exhibit 21.1 a list of Sanomedics’ subsidiaries.

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Exhibit 3.1

67.	As discussed with the Staff, we have re-filed as Exhibit 3.1 registrant’s Delaware Certificate of Incorporation, as amended. Its Bylaws, which are unchanged, have been re-filed as Exhibit 3.2.

*     *     *

As requested, we have filed a statement from registrant making the acknowledgments requested by the Staff.

*     *     *
Please acknowledge receipt by stamping the enclosed copy of the first page of this letter and returning it in the enclosed prepaid self-addressed envelope.

                    Very truly yours,

                    Richard G. Klein

RGK:mtp
Encls.
cc:  Mr. Craig Sizer